FORM 8-A/A
                         Amendment No. 1


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934


                      IMO INDUSTRIES INC.
     (Exact name of registrant as specified in its charter)


            Delaware                                   21-0733751
(State of incorporation or organization)            (I.R.S. Employer
                                                    Identification No.)


1009 Lenox Drive
Building Four West, P.O. Box 6550
Lawrenceville, New Jersey                                  08648-0550
(Address of principal executive offices)                   (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                      Name of each exchange  on
     to  be  so  registered                   which each class is to be
                                              registered

  Preferred  Stock  Purchase                    New  York  Stock Exchange
   Rights

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box.  ___

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. ___

Securities to be registered pursuant to Section 12(g) of the Act:
       None


Item 1.   Description of Registrant's Securities to be Registered


     On April 30, 1997, the Board of Directors of Imo Industries Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on May 4, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a purchase price of $15 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and the Rights Agent thereunder.



     Initially, the Rights will be attached to all Common Stock and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with such Common Stock certificates, (ii) new Common Stock certificates issued after May 4, 1997 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 4, 2007, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in certain circumstances described in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) a Person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock other than pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to, and otherwise in the best interests of, stockholders, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $15 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $30 worth of Common Stock (or other consideration, as noted above) for $15. Assuming that the Common Stock had a per share value of $5 at such time, the holder of each valid Right would be entitled to purchase six shares of Common Stock for $15.

     In the event that, any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."



     The Purchase Price payable, and the number of Units of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock, (ii) if holders of the Series B Preferred Stock are granted certain rights or warrants to subscribe for Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock, or (iii) upon the distribution to holders of the Series B Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).




     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series B Preferred Stock on the last trading date prior to the date of exercise.



     At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or stock. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     As of April 30, 1997, there were 17,126,609 shares of Common Stock outstanding and 1,672,788 shares held in the treasury. As of April 30, 1997, there were available or reserved for issuance the following shares: 2,293,657 shares of Common Stock under the Company's Equity Incentive Plan for Key Employees, 360,000 shares under the Company's 1988 Equity Incentive Plan for Outside
Directors, 229,000 shares under the Company's 1995 Equity Incentive Plan for Outside Directors, 200,000 shares for Common Stock Warrants and 1,758,973 shares under the Employees Stock Savings Plan. Each outstanding share of Common Stock on May 4, 1997 will receive one Right. As long as the Rights are attached to the Common Stock and in certain other circumstances specified in the Rights Agreement, the Company will issue one Right for each share of Common Stock issued.

     The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to 10 days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights. In this regard, it is noted that the Company's Restated Certificate of Incorporation, as amended, currently contains a supermajority/"fair" price provision governing certain transactions with interested stockholders.



     The Series B Preferred Stock purchasable upon exercise of the Rights will be subordinate to other series of the Company's preferred stock that may be issued in the future. Each share of Series B Preferred Stock will be entitled to an aggregate dividend of 100 times the dividend declared per share on the Company's Common Stock, if any. In the event of liquidation, the holders of the Series B Preferred Stock will receive a preferred liquidation payment equal to the greater of $100 per share or an amount equal to 100 times the payment to be made per share of Common Stock. Each share of Series B Preferred Stock will have 100 votes, voting together with the Company's Common Stock. Shares of Series B Preferred Stock will not be redeemable.
In   the  event  of   any  merger,   consolidation   or   other
transaction in which shares of Common Stock are exchanged, each share of Series B Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series B Preferred Stock as to dividends, liquidation, redemption and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Because of the nature of the Series B Preferred Stock's dividend, liquidation, redemption and voting rights, the economic value of the one one-hundredth (1/100) interest in a share of Series B Preferred Stock purchasable upon the exercise of each Right should approximate the economic value of one share of the Company's Common Stock.




     Attached as Exhibit 1 to the Company's Form 8-A Registration Statement previously filed with the Securities and Exchange Commission on May 2, 1997 and incorporated herein by reference is a form of the Rights Agreement, dated as of April 30, 1997, between the Rights Agent and the Company, specifying the terms of the Rights, including the exhibits thereto, as follows: Exhibit A -- Form of Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock of Imo Industries Inc., as Exhibit B thereto, the Form of Rights Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Stock. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto.

Item 2.   Exhibits

Exhibit    Description
  No.
   1 Rights Agreement, dated as of April 30, 1997 between Imo Industries Inc. and First Chicago Trust Company of New York, which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock of Imo Industries Inc., as Exhibit B thereto, the Form of Rights Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Stock. (Incorporated by reference to Exhibit 1 to the Company's Form 8-A Registration Statement previously filed with the Securities and Exchange Commission on May 2, 1997.)



                           SIGNATURE

    Pursuant  to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the unde rsigned, thereunto duly authorized.

                                   IMO INDUSTRIES INC.



Dated:   May  23,  1997            By: /s/  Thomas  J.  Bird,Esquire
                                            Thomas J. Bird, Esquire
                                               Executive Vice President,
                                            General Counsel and Secretary